Exhibit 99.1
ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED
FINANCIAL STATEMENTS
As of December 31, 2008

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
INDEX

Page
Consolidated Balance Sheets	2-3

Consolidated Statements of Operations	4

Statements of Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6-7

Notes to the Consolidated Financial Statements	8-58

Annex to the Consolidated Financial Statements	59

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$17,364	$20,090
Short-term investments	5	—	16,900
Restricted cash	3.a.	143	7,642
Available for sale marketable securities	6	—	29,730
Trade receivables		1,150	1,043
Other receivables and prepaid expenses *		5,772	5,269
Inventories		1,999	1,732

Total current assets		26,428	82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	7	148,407	131,351
Investments in other companies and long-term receivables	8	70,833	73,718
Deferred taxes	14	—	2,204
Severance pay deposits		2,942	1,808

Total investments and long-term receivables		222,182	209,081

PROPERTY AND EQUIPMENT, NET	9	4,582	1,936

INTANGIBLE ASSETS	10
Goodwill		—	2,512
Other intangible assets		7,457	3,012

Total intangible assets		7,457	5,524

Total assets		$260,649	$298,947

*	Includes short-term receivables from related parties in the aggregate amount of $69 and $169 as of December 31, 2008 and 2007, respectively.
The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

		December 31,
	Note	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	11	$1,142	$850
Current maturities of long-term loans from banks and others	13	2,349	2,475
Trade payables		3,829	3,236
Convertible Debentures	3.a.	—	5,549
Option to Convertible Debentures	3.a.	—	830
Other payables and accrued expenses	12	11,846	8,508

Total current liabilities		19,166	21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	13	35,062	2,244
Long-term loans from shareholders	13	6,176	—
Accrued severance pay and retirement obligations		4,137	2,451
Convertible Debentures	3.a	2,161	—
Deferred taxes	14	—	373

Total long-term liabilities		47,536	5,068

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS	15

MINORITY INTERESTS		16,530	6,614

SHAREHOLDERS’ EQUITY:	16
Ordinary shares of NIS 0.003 par value; Authorized:
35,000,000 shares as of December 31, 2008 and 2007; Issued and outstanding: 29,650,017 shares as of December 31, 2008 and 2007, respectively;		9,573	9,573
Additional paid-in capital		276,286	275,947
Accumulated other comprehensive income	23	1,104	3,689
Retained earnings (accumulative deficit)		(109,546)	(23,392)

Total shareholders’ equity		177,417	265,817

Total liabilities and shareholders’ equity		$260,649	$298,947

The accompanying notes are an integral part of the consolidated financial statements.

March 11, 2009

Date of approval of the	Arie Mientkavich	Avraham Asheri	Doron Birger
financial statements	Chairman of the	Director	President & Chief
	Board of Directors		Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

		Years ended December 31
	Note	2008	2007	2006
INCOME
Net revenues*		$6,237	$4,371	$12,863
Equity in losses of affiliated companies, net	18	(15,984)	(20,416)	(17,740)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	19	(44)	14,854	2,547
Other income (expenses), net	20	(27,941)	(3,214)	29,310
Financial income (expenses), net	21	1,678	3,945	4,051

		(36,054)	(460)	31,031

COSTS AND EXPENSES

Cost of revenues		3,646	2,233	6,625
Research and development costs, net		29,194	13,284	11,758
Marketing and selling expenses		7,525	2,802	4,717
General and administrative expenses		18,832	13,716	12,995
Amortization of intangible assets and acquired in- process- research and development write-off		4,801	2,306	18

		63,998	34,341	36,113

Income (loss) before taxes on income		(100,052)	(34,801)	(5,082)
Taxes on income	14	(1,269)	(7,544)	(1,110)

Income (loss) after taxes on income		(101,321)	(42,345)	(6,192)
Minority interest in losses (income) of subsidiaries		15,167	5,250	9,224

Net income (loss)		$(86,154)	$(37,095)	$3,032

Net income (loss) per share	17
Basic:

Net income (loss)		$(2.91)	$(1.25)	$0.10

Diluted :

Net income		$(2.94)	$(1.27)	$0.07

Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)		29,619	29,619	29,532

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)		29,619	29,619	29,624

*	Includes revenues from related parties in the amount of $6,699, for the year ended December 31, 2006. (See Note 7.d.2 regarding the sale of Oncura by Galil)
The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
STATEMENT OF SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
				other	earnings	Total	Total
	Number of		Additional	comprehensive	(accumulated	shareholders’	comprehensive
	shares	Share capital	paid-in capital	income (loss)	deficit)	equity	income (loss)
Balance as of January 1, 2006	29,483,455	$9,572	$271,132	$10,741	$10,671	$302,116
Total comprehensive income							$359

Exercise of options	109,293	1	527	—	—	528
Stock-based compensation	—	—	344	—	—	344
Capital transaction in affiliated company (gain on purchase by affiliate of its subsidiary’s preferred stock)	—	—	927	—	—	927
Other comprehensive income (loss), net of tax (see note 23):
Unrealized gain on available for sale securities	—	—	—	6,493	—	6,493
Reclassification adjustment for gain realized and other than temporary impairment included in income	—	—	—	(16,645)	—	(16,645)	$(16,653)
Foreign currency translation adjustments	—	—	—	709	—	709	709
Net income	—	—	—	—	3,032	3,032	3,032

Balance as of December 31, 2006	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Total comprehensive loss							$(12,912)

Exercise of options	57,269	—	230	—	—	230
Stock-based compensation	—	—	304	—	—	304
Increase in investment due to issuance of shares by a development stage subsidiary company (see Note 3.a.)	—	—	2,483	—	—	2,483
Other comprehensive income (loss), net of tax (see note 23):
Unrealized gain on available for sale securities	—	—	—	1,658	—	1,658	$1,658
Reclassification adjustment for loss realized included in income	—	—	—	(1,255)	—	(1,255)	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies	—	—	—	(407)	—	(407)	(407)
Foreign currency translation adjustments	—	—	—	2,395	—	2,395	2,395
Net loss	—	—	—	—	(37,095)	(37,095)	(37,095)

Balance as of December 31, 2007	29,650,017	$9,573	$275,947	$3,689	$(23,392)	$265,817
Total comprehensive loss							$(34,704)

Stock — based compensation	—	—	339		—	339
Other comprehensive income (loss), net of tax (see note 23):
Unrealized loss on available for sale securities	—	—	—	(1,663)	—	(1,663)	$(1,663)
Reclassification adjustment for loss realized and other than temporary impairment included in net loss	—	—	—	(146)	—	(146)	(146)
Foreign currency translation adjustments	—	—	—	(776)	—	(776)	(776)
Net loss	—	—	—	—	(86,154)	(86,154)	(86,154)

Balance as of December 31, 2008	29,650,017	$9,573	$276,286	$1,104	$(109,546)	$177,417

Total comprehensive loss							$(88,739)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(86,154)	$(37,095)	$3,032
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies, net	15,984	20,416	17,740
Minority interest in losses of subsidiaries	(15,167)	(5,250)	(9,224)
Loss (gain) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	44	(14,854)	(2,547)
Interest on loans from minority shareholders of subsidiary	283	—	—
Gain from sale of investments in available for sale securities	(239)	(1,592)	(24,899)
Gain from settlement of a subsidiary’s loan	—	—	(2,708)
Depreciation and amortization (including IPR&D)	5,819	751	1,192
Impairment of investments	26,079	9,205	—
Impairment of goodwill	2,512	—	—
Accrued interest on loans from shareholders	176	—	—
Equity in losses of partnerships	818	826	672
Stock based compensation and changes in liability in respect of call options	1,180	1,740	771
Decrease in restricted cash	389	—	—
Deferred taxes, net	1,180	4,986	(4,243)
Decrease (increase) in fair value of Convertible Debentures	(2,684)	243	—
Loss resulted from early redemption of Convertible Debentures	359	—	—
Convertible Debentures and Option to Convertible Debentures issuance costs recognized, included in net income	—	976	—
Gain from sale of real estate	—	(5,460)	—
Non-recurring gain from loans extinguishment	(127)	—	—
loss from sale of property and equipment, net	8	—	—
Changes in operating assets and liabilities
Increase in trade receivables	(99)	(401)	(457)
Decrease (increase) in other receivables and prepaid expenses	1,819	4,477	(738)
Decrease (increase) in trading securities, net	—	1	(2)
increase in inventories and contracts-in-progress	(326)	(117)	(1,069)
Increase in trade payables	8	133	2,589
Increase (decrease) in other payables and accrued expenses (mainly provision for income taxes)	1,800	(5,764)	7,195
Other	814	(119)	843

Net cash used in operating activities	(45,524)	(26,898)	(11,853)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in affiliated companies	(31,225)	(34,422)	(18,395)
Proceeds from sale of affiliated companies shares	—	621	992
Cash and cash equivalents paid for newly consolidated subsidiaries(Schedule A)	(117)	—	—
Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries (Schedule B)	—	—	(808)
Investment in other companies	(26,540)	(14,793)	(25,153)
Proceeds from sale and maturity of available for sale securities	29,452	44,518	82,332
Investments in long term deposits	(228)	(31,203)	(40,183)
Investment in available for sale securities	—	(17,171)	(35,377)
Proceeds from long term deposits	17,040	34,720	72,878
Investment in restricted cash	(3,184)	(7,642)	—
Proceeds from restricted cash	10,294	—	—
Purchase of property and equipment	(1,348)	(1,189)	(1,308)
Proceeds from sale of real estate and property and equipment	68	7,656	19

Net cash provided by (used in) investing activities	(5,788)	(18,905)	34,997

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from options exercised	—	230	527
Receipt of long-terms loans from shareholders	6,000	—	—
Repayment of long-term loans	—	(6)	(105)
Receipt of long-term loans from banks	31,000	—	—
Increase (decrease) in short-term bank loan, net	135	(417)	208
Proceeds from issuance of shares to minority of subsidiary, net	10,668	7,619	—
Proceeds from issuance of Convertible Debentures and Option to Convertible Debentures	3,184	5,188	—
Early redemption of Convertible Debentures	(4,401)	—	—
Receipt of short-term loans, convertible loans and long-term loans from minority shareholders of a subsidiary	2,000	325	2,660

Net cash providing by financing activities	48,586	12,939	3,290

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,726)	(32,864)	26,434
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	20,090	52,954	26,520

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$17,364	$20,090	$52,954

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006
Supplemental cash flow information:
Cash paid during the year for:
Income taxes	$59	$10,472	$794

Interest	$1,741	$119	$69

Non cash transactions:
Issuance of warrants in connection with loan refinancing	$177	$—	$—

Proceeds from sale of shares of an affiliate not yet received	$—	$228	$—

Receivables in respect of issuance of shares by a subsidiary to the minority	$—	$2,550	$—

	Year ended December 31,
SCHEDULE A:	2008	2007	2006

Change in cash and cash equivalents paid for newly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital, net (except cash and cash equivalents)	$4,381	$—	$—
Property and equipment	(2,182)	—	—
Intangible assets	(2,049)	—	—
Accrued severance pay, net	231	—	—
Investment in affiliated companies	(762)	—	—
Minority interests	4,740	—	—
Purchase Price allocated to IPR&D	(4,476)	—	—

Cash and cash equivalents paid for newly consolidated subsidiaries	$(117)	$—	$—

	Year ended December 31,
SCHEDULE B:	2008	2007	2006

Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital (working capital deficiency), net (except cash and cash equivalents)	$—	$—	$2,826
Investment in affiliated Company	—	—	13,207
Property and equipment	—	—	709
Minority interest	—	—	(7,403)
Accrued severance pay, net	—	—	(215)
Long term loans	—	—	(1,401)
Securities received:
Other investments	—	—	(1,713)
Investment in affiliated Companies	—	—	(6,818)

Net decrease in cash and cash equivalents	$—	$—	$(808)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 1:- GENERAL
a.	Elron Electronic Industries Ltd. (“Elron” or “the Company”), an Israeli corporation, is a high technology operational holding company. Elron’s business is conducted through subsidiaries and affiliates and other companies, referred as “group companies”, in which Elron invested, primarily in the fields of medical devices, information communications, technology, semiconductors and clean technology.

On November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, Discount Investment Corporation (“DIC”) purchased an additional 1.2% of the Company’s outstanding shares. Following the above additional purchases of the Company’s shares in 2006, DIC’s interest in the Company increased from approximately 48% to approximately 49% of the Company’s outstanding shares.

b.	The global markets are currently experiencing a financial crisis and economic downturn which are adversely affecting the Company and its group companies business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as Elron group companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. It also affects the Company’s ability to raise additional capital, meet banks covanents, secure additional bank facilities and sell holdings of Elron group companies. As a result, the Company had to record impairment charges since the fair value of certain investments decrease below their carrying amount in an other than temporary manner. For impairment charges recorded during 2008 see Note 25.

c.	On March 11, 2009 the Company announced that its Board of Directors decided on certain measures whose purpose is to align the Company with the current market conditions. These measures include cost savings and entering into a services agreement with DIC. Under the agreement, which is subject to the approval of The Company’s shareholders at a special general meeting, for a period of three years the Company will receive general managerial and administrative services from a DIC management team which will assist the Company. For these services the Company will pay DIC an annual fee currently equal to $1,100.
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:
a.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
b.	Financial statements in U.S. dollars

The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company’s assets and liabilities are in U.S. dollars, sales of its subsidiaries, affiliates and other companies are mainly in U.S. dollars and its investments are mainly done in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” (“SFAS 52”).

Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

Monetary balances — at the exchange rate in effect on the balance sheet date.

Revenues and costs — at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income expenses, net.

The financial statements of affiliates accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest or subsidiaries consolidated under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income (loss) to reflect only the Company’s share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value. When the subsidiaries equity is negative, subsidiary’s loss is not allocated to such minority interest, unless the minority has a firm liability to finance subsidiary loss.

The Company applies the provisions of FIN 46 which provides a framework for identifying variable interest entities (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. See also Note 2.y.ii.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
c.	Principles of consolidation (Cont.)

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (4) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate but in which it has a significant variable interest.

As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

	December 31,
	2008	2007
	% of
	outstanding share capital
Elbit Ltd. (“Elbit”)	100	100
DEP Technology Holdings Ltd. (“DEP”)	100	100
RDC Rafael Development Corporation Ltd. (“RDC”)	50.1	50.1
SELA Semiconductors Engineering Laboratories Ltd. (“SELA”)	71.9	70.6
Starling Advanced Communications Ltd. (“Starling”)	68.1	68.1
Medingo Ltd. (“Medingo”)	92.0	92.3
Wavion*	65.9	—
Impliant*	46.4	—
SyncRX	77.9	—
Xsights	100	—

*	Consolidated according to FIN46R requirements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
d.	Business combinations

Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill. See also Note 2.y.i.

e.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.
Cash that is restricted as to withdrawal or usage is presented as a separate line item in the balance sheet as restricted cash.

f.	Bank deposits

Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

g.	Marketable securities

Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

Certain marketable securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS 115”) are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures and other securities when the fair value is lower than cost for a continuing period which exceeds six months, when no indicators to the contrary exist and when the Company does not intend to hold the debentures or other securities until maturity, or recovery of value as applicable. The Company also evaluates the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to maintain the investment until an anticipated recovery of fair value, the Company evaluates whether the investment is considered to be other-than-temporarily impaired. When computing realized gain or loss, cost is determined on an average basis.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2008, 2007 and 2006, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
g.	Marketable securities (Cont.)

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than — temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1.

h.	Inventories and contracts in progress

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:
Raw materials — using the “first in, first out” method;
Products in process — represents the cost of production in progress;
Finished Products — on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

i.	Investments in companies

Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method (“affiliated companies”) (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee’s voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company’s representation on the investee’s board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

The Company applies EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
i.	Investments in companies (Cont.)

The Company applies EITF 02-18 “Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition” (“EITF 02-18”) in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

According to EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”, in circumstances where the Company’s ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate’s security or loan held by the Company to which the equity method is being applied.

The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to technology and other identifiable intangible assets and the residual amount invested is allocated to goodwill. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 12 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment.

Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary”.

When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is applied retrospectively and financial statements of prior periods are adjusted accordingly.

Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, budget versus actual results, business plans, financial statements, projections

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
i.	Investments in companies (Cont.)

etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include global market conditions, recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. With respect to investments which its fair value has declined, the Company evaluates the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to maintain the investment until an anticipated recovery of fair value, the Company evaluates whether the investment is considered to be other-than-temporarily impaired. This list of factors is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. See also Note 25.

j.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Building (*)	4
Computers, Machinery and Furniture	6 - 33 (mainly 33%)
Motor vehicles	15
Leasehold improvements	over the term of the lease

(*)	The building was sold during 2007, see also Note 9.
k.	Impairment and disposal of long-lived assets

The Company and its subsidiaries’ long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. No long-lived assets impairment was identified in 2008, 2007 and 2006.

l.	Intangible assets and Goodwill

Intangible assets include mainly technology, customer relationships, goodwill, agreement with Refael (see Note 3.d.) and other identifiable intangible assets acquired in connection with a business combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
l.	Intangible assets and Goodwill (Cont.)

Under SFAS No. 142 “Goodwill and other Intangible Assets” (“SFAS 142”) goodwill and intangible assets with indefinite lives are tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

Fair value of the Company’s reporting unit is determined, inter alia, using market related capitalization.

In 2008 when performing the first phase of the goodwill impairment test, the fair value of the Company measured based on market share price was found to be lower than its carrying value of its equity. Therefore the second phase of the goodwill impairment test was then performed and as a result the entire balance of the goodwill in the amount of approximately $2,500 was written down (see Note 10).

The impairment test for other intangible assets not subject to amortization consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. No Impairment has been identified for all periods presented.

m.	Convertible Debentures and Options to Purchase Convertible Debentures

The Company has elected pursuant to FAS 155, to present the Convertible Debentures and the Options to Purchase Convertible Debentures issued by Starling, a subsidiary of the Company, at their fair value, in the balance sheet and the changes in their fair value is charged to the statement of operations as finance income or expenses, net. See also Note 3.a.

n.	Revenue recognition

The Company’s subsidiaries generate revenues mainly from product sales and services.

Revenues from product sales are generally recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.	Revenue recognition (Cont.)

determinable, no further obligation exists and collectability is deemed probable by management. When a sales arrangement includes customer acceptance provisions, revenue is not recognized before the subsidiary has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

Revenues from service contracts are recognized over the life of the service contracts.

o.	Research and development costs

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries’ product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company’s subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

p.	Advertising costs

Advertising costs are charged to the consolidated statement of operations as incurred.

q.	Royalty-bearing grants

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the subsidiary is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

Research and development grants received by certain of the Company’s subsidiaries in 2008 amounted to $2,445 (2007 — $1,038, 2006 — $1,982).

r.	Income taxes
1.	The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

2.	In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
r.	Income taxes (Cont.)

an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to “FAS 109”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also Note 14).

s.	Income (loss) per share

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

t.	Stock based compensation

The Company applies SFAS No. 123(R), “Share-Base Payment” (“SFAS 123(R”), which requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which became effective on January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

The adoption of SAB 110 did not have any effect on the Company’s financial statements.

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
t.	Stock based compensation (Cont.)

The fair value of stock options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2008, 2007 and 2006:

	2008	2007	2006
Risk-free Interest Rate	2.40%	4.61%	4.75%

Expected Dividend Yield [1]	0%	0%	0%

Expected Volatility[2]	31.1%	33%	38%

Expected Lives[3]	3.69	4.25	2.8

[1]	According to the Company’s 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.

[2]	The Company used its historical volatility over the period of the expected lives of the options.

[3]	The Company determined the expected life of the options according to vesting and exercise terms of the options based on the “simplified” method when applicable.
The Company’s additional disclosures required by SFAS 123R are provided in Note 16.

Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value at each reporting date using the Black-Scholes option-pricing model. The fair value of the call option is recorded as a liability and changes in the liability are recorded as compensation expenses in the statement of operations.

u.	Comprehensive income

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See Note 23).

v.	Severance pay

The Company’s and some of its subsidiaries’ liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees is provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Some subsidiaries agreements with employees, specifically state, in accordance with section 14 of the Severance Pay Law -1963, that the Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
v.	Severance pay (Cont.)

Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $1,750, $920, and $833, respectively.

w.	Fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash and cash equivalents, marketable securities, foreign currency hedging instruments, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables, short-term and long-term bank loans and long-term loans from shareholders. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2008 and 2007, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

The carrying amounts of long term receivables and investments in non-public companies which were presented as investment in other companies, were $70,844 and $70,753 at December 31, 2008 and 2007, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The adoption of SFAS 157 did not have material effect on the Company’s financial statements (see Note 25).

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement
159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The adoption of FSP 157-2 will be prospective to new acquisitions and impairment test required on long lived assets.

In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
w.		Fair value of financial instruments (Cont.)

market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The adoption of FSP 157-3 did not have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not use the fair value option of SFAS 159 in its financial statements.

x.		Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel.

Trade receivables are derived from sales to large organizations located mainly in the United States, Asia Pacific, Israel and Europe. The Company’s subsidiaries perform ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company’s subsidiaries may require a letter of credit other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to specific receivables whose collection may be doubtful.

As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

y.		Recently issued accounting pronouncements

	i.	In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements (Cont.)

SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries. However, SFAS 141(R) provisions will be applied on future business combinations and future purchase of additional holdings in current subsidiaries.

ii.	In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest (previously minority interest) in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of FAS 160 will effect certain aspects of our accounting for subsidiaries and non controlling interest mainly in allocation of losses to non controlling shareholders, accounting for consolidating and de consolidating subsidiaries, recognition of a gain upon a change of ownership in development stage investees and classification of non controlling interests as part of equity.

iii.	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement will not have a material effect on the Company’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)
y.	Recently issued accounting pronouncements (Cont.)

iv.	In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted

Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the
Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement will not have a material effect on the Company’s financial statements.

v.	In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

vi.	In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company is currently evaluating the impact of EITF 07-5 on its financial statements.

vii.	In November 2008, the FASB issued EITF Issue No. 08-6, “Equity-Method Investment Accounting"(“EITF 08-6”) which concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008.As such, the adoption of EITF 08-6 is not expected to have any effect on accounting for current investments accounted under the equity method. However, EITF 08-6 provisions will be applied on future purchase of new investments or additional holdings in current investments accounted under the equity method.

Starling specializes in the development, design and marketing of SATCOM, low profile antenna systems that enable full featured broadband connectivity on any mobile platform.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 3:- BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES
a.	Starling

On June 13, 2007, Starling Advanced Communications Ltd. (“Starling”), then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest and NIS, (“New Israeli Shekels”) Israeli CPI linked debentures (“Convertible Debentures”)) and options to purchase the Convertible Debentures (“Convertible Debentures Options”) in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $12,100 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures and from the exercise of some of the Convertible Debentures Options (“Debentures Proceeds”) were restricted and were to be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. In December 2008 the Convertible Debentures Proceeds were released following determination by the Court. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 Convertible Debentures and 86,758 Convertible Debentures Options, which later expired. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Convertible Debentures Options, which later expired. Following the offering, Elron’s consolidated holdings (directly and through RDC) in Starling’s outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.

Starling is considered a development stage company. Accordingly, the changes in Elron’s proportional shares of Starling’s equity described above, resulting from the decrease in Elron’s shares in Starling, have been accounted for as an equity transaction in accordance with SAB 51 and as a result a capital reserve of approximately $3,300 (approximately $2,480 net of minority interest) was recorded.

In September 2008, Starling announced (based in part on a legal opinion received from its outside legal counsel) that it reached the milestone under which it may use the proceeds of the Convertible Debentures. There was a dispute between Starling and some of the debenture holders relating to satisfaction of the milestone and therefore Starling’s entitlement to the proceeds from the Convertible Debentures. In addition, these Convertible Debenture holders requested the immediate repayment of the Convertible Debentures. This matter, among others, was brought before the District Court in Tel Aviv, Israel (the “Court”) which determined that there is no basis for immediate repayment of the Convertible Debentures and ordered the trustee to transfer the Convertible Debentures Proceeds. On December 4, 2008 the trustee released approximately NIS 40,000 (approximately $ 10,500) representing the Convertible Debenture proceeds.

During October 2008 Elron purchased 7,638,323 Convertible Debentures in private transactions and additional 10,139,455 as a part of partial tender offer for a total amount of approximately $2,000 and $2,400, respectively. Subsequent to the abovementioned transactions, Elron beneficially owns 26,453,578 out of a total of 42,364,000 outstanding Convertible Debentures which represent approximately 62% of the outstanding Convertible Debentures. Regarding loss resulting from early redemption, see note 21.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 3:- BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
a.	Starling (Cont.)

According to SFAS No. 133 “Accounting For Derivative instruments And Hedging Activities” (“FAS 133”) as amended by SFAS 155 “Accounting For Certain Hybrid Financial Instruments” (“FAS 155”) and according to FASB staff position FAS 150-5 “Issuer’s Accounting under FASB statement No. 150 for Freestanding Warrants and Other Similar Instruments on Share that are Redeemable” the Convertible Debentures and the Convertible Debentures Options are to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to the statement of operations as finance income (loss) finance income or expenses, net. As of December 31, 2008 the minority portion in the Convertible Debentures amounted to $2,561.

The minority portion of the outstanding Convertible Debentures was classified in the consolidated balance sheet under long term liabilities and amounted to $2,561 as of December 31, 2008.

b.	Medingo

Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

In November 2007 (“the closing date”), Medingo Ltd. (“Medingo”), then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration for 74,966 series A preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and a U.S. venture capital fund (“The U.S. VC”) and others, undertook to invest $5,100. The investment was in two installments the first, in the amount of $ 16,700 of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and approximately $1,000 as a result of the exercise of the option granted to Elron) and the U.S. VC invested $2,500.

In addition RDC also converted previously granted loans of approximately $2,000 into ordinary shares of Medingo.

The agreement provided that Elron was entitled to transfer all or a portion of its unpaid shares in the amount of up to $9,000, and the rights related thereto to Rafael Advanced Defense Systems Ltd. (“Rafael”), (the other shareholder of RDC) and/or to RDC, in each event, at Rafael’s discretion and instruction.

During February 2008, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

During February 2008, RDC, Elron and the U.S. VC and others invested the second installment in the amount of $9,000, $ 1,000 and $ 2,550, respectively.

As a result of the above agreement Elron’s and RDC’s holdings in Medingo are 7% and 70%, respectively on a fully diluted basis and on an as converted basis and 9% and 84%, respectively on an outstanding basis and on an as converted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 3:- BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
b.	Medingo (Cont.)

The excess of the purchase price over the share in the equity acquired by the Company on a consolidated basis with RDC amounted to $ 2,300 and was allocated to in process research and development activities (“IPR&D”).

The write off of the IPR&D is included as part of “amortization of intangible assets and acquired in- process- research and development write-off” in the 2007 statement of operations.

During February 2009, subsequent to the balance sheet date, the shareholders of Medingo, including Elron and RDC signed a convertible loan agreement in the aggregate amount of $5,500 to be granted to Medingo in 2 installments. The first installment in the amount of $1,200 (of which Elron’s and RDC’s share was approximately $1,000 and $100, respectively) was granted immediately. The second installment in the amount of $4,300 (of which Elron’s and RDC’s share is approximately $3,600 and $400, respectively) is to be granted during April 2009.

Since RDC controls Medingo, Elron continues to consolidate Medingo’s financial statements in Elron’s consolidated financial statements.

The Minority interest presented in the balance sheet includes an amount of $5,100 which was invested by the U.S. VC and others as above mentioned.

c.	Wavion

Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested approximately $1,400 in Wavion Inc. (“Wavion”) in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result, Elron’s share in Wavion increased from 37.5% to 38% in 2006.

During the third quarter of 2007, Elron together with certain other stockholders (“Participating Stockholders”) signed a stock purchase agreement (the “Series A purchase agreement”) with Wavion relating to an aggregate investment of up to $10,000, in three separate installments, of which an aggregate of $3,600 was invested immediately in consideration for Series A preferred shares, of which Elron invested approximately $1,700. The remaining balance of the investment was to be invested by the Participating Stockholders pro rata to their holdings in Wavion, in two installments, during 2007 (subsequently delayed to the first quarter of 2008) and 2008 respectively. As part of the financing, all previously existing series of preferred shares were converted into ordinary shares. In addition, the Participating Stockholders purchased the shares held by another shareholder in Wavion on a pro-rata basis.

During March and June 2008, Elron together with another shareholder of Wavion, in accordance with the Series A Purchase Agreement , invested the second and third installments, each in the amount of $3,200 of which Elron invested in each installment approximately $2,000. In addition, concurrently with the second installment, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion (“Purchased Shares”), of which Elron purchased 75% of such Purchased Shares.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 3:- BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
c.	Wavion (Cont.)

Following the above transactions, Elron held approximately 57% of the outstanding and as converted share capital of Wavion.

Wavion is considered to be a variable interest entity. The Company is the primary beneficiary of Wavion and accordingly has consolidated Wavion at fair value as required by FIN 46R, commencing the end of the first quarter of 2008. According to SFAS 142,“Goodwill and Other Intangible Assets” a purchase price allocation analysis (“PPA”) was preformed. According to the PPA an amount of approximately $2,000 was allocated mainly to intangible asset such as technology. The amount allocated to the above technology is amortized on a straight-line basis over the technology expected useful life of 5 years.

In December 2008, Elron together with the other shareholder of Wavion, invested additional $3,000 in consideration for 7,672,633 Preferred A shares. The Investment is to be granted in four installments, of which the first installment was invested immediately, the second installment was invested in February 2009 and the other two installments are to be invested during 2009. Elron’s share in the above-mentioned round amounted to approximately $1,900 in consideration for 4,908,557 Preferred A shares.

Following the above mentioned transactions, Elron will hold approximately 64% of the outstanding and as converted share capital of Wavion. Wavion continues to be consolidated in Elron’s financial statements.

d.	Rafael Development Corporation Ltd. (“RDC”)

RDC establishes and develops industrial projects and companies based on Rafael’s technological capabilities.

In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the “Addendum”) which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties.

In 2008, RDC established two new companies, each of which is based on Rafael’s technologies. Pursuant to the terms of the Addendum, the Company invested $1,500 in RDC. The excess of the $5,500 invested in RDC over the increase in Elron’s portion of RDC’s equity, in the amount of $2,700 was allocated to the agreement with Rafael as intangible asset with indefinite life which is not subject to amortization.

Regarding loan granted to RDC see Note 13b.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 3:- BUSINESS COMBINATIONS, SALE OF BUSINESSES AND CHANGE IN HOLDINGS IN SUBSIDIARIES (Cont.)
e.	Impliant

Impliant Inc. (“Impliant”) is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery.

In March, 2008, Elron granted a convertible loan in the amount $6,000 to Impliant as part of an aggregate convertible loan of $10,000 in two installments. The first installment in the amount of $5,000 was granted immediately and the second was granted in June 2008 following Impliant’s achievement of a certain milestone as stipulated in the loan agreement.

Impliant is considered to be a variable interest entity. The Company is the primary beneficiary of Impliant and accordingly has consolidated Impliant at fair value as required by FIN 46R commencing the end of the first quarter of 2008. According to SFAS 142,“Goodwill and Other Intangible Assets” a purchase price allocation analysis (“PPA”) was preformed. According to the PPA an amount of approximately $4,500 was allocated to in process research and development (“IPR&D”). Impliant’s products which did not receive marketing clearance by the relevant regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D.

The total amount allocated to IPR&D was charged immediately to the Company’s results of operations and was included as part of “Amortization of intangible assets and acquired in- process-research and development write-off” in the statement of operations.

Upon conversion of part of the convertible loan, and in the event a recapitalization should occur, the Company will hold approximately 46% of Impliant on a fully diluted basis.

As a result of material adverse events in connection with Impliant’s main product, during clinical trials, which occurred during 2007, Impliant temporarily ceased FDA clinical trials. After the reassessment, Impliant renewed its clinical trials in 2008. The event caused a delay in bringing its product to the market and required additional financing. As a result, an impairment charge in the amount of $8,340 was recorded in 2007.
NOTE 4:- CASH AND CASH EQUIVALENTS
Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 0% per annum (December 31, 2007 — 4.66%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 0% per annum (December 31, 2007 — 3.67%).
NOTE 5: — SHORT-TERM INVESTMENTS

	Annual Weighted
	Average
	Interest rate as of
	December 31, 2008	December 31,
	%	2008	2007
Bank deposits		—	16,900

		$—	$16,900

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 6: — AVAILABLE FOR SALE MARKETABLE SECURITIES

	Annual Weighted
	Average
	Interest rate as of
	December 31, 2008	December 31,
	%	2008	2007
Available-for-sale securities: (1)(2)
U.S. government agencies and corporate debentures	—	$—	$29,730

(1) Includes unrealized gain	—	$—	$437

(2) Includes unrealized loss	—	$—	$(186)

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES
a.	Affiliated companies are as follows (see also Annex to financial statements):

		December 31,
		2008	2007
		Consolidated % of
	Note	outstanding share capital
Given Imaging	7.d.1.	32.4	27.4
ChipX		28.1	29.1
Wavion	3.c.	—	49.5
Galil	7.d.2.	29.0	29.0
3DV	7.d.3.	50.6	63.2
NetVision	7.d.4.	15.8	16.0
Ellara		—	36.6
Oncura	7.d.5.	—	—
Notal Vision		22.5	23.3
Kyma (through convertible loans)		—	—
Aqwise		34.0	34.0
Radlive		29.1	29.1
b.	Composition of investments: (1)(2)

	December 31
	2008	2007
Given Imaging	109,218	89,969
Netvision	33,234	30,293
Others	5,955	11,269

	$148,407	$131,351

(1) Includes loans and convertible loans (bearing a weighted average interest rate of 2.38% per annum (December 31, 2007 - 6.58%))	$2,492	$1,486

(2) Difference between the carrying amounts of investments and the Company’s share in the net equity of affiliates, generally attributed to technology, goodwill and other intangible assets	$71,050	$63,417

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
c.	Fair market value of publicly traded companies:

		December 31
		2008	2007
	Stock Exchange	U.S. dollars in millions
Given Imaging	Tel-Aviv and NASDAQ	$78.4	$186.1
Netvision	Tel-Aviv	29.7	53.0
d.	Additional information
1.	Given

Given Imaging Ltd. (“Given”), a medical device company that develops manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

During August 2006 and May 2007, Elron purchased, in a series of open market transactions, 539,721 and 717,366, respectively, ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000 and $18,700 respectively. As a result of the transactions, Elron’s direct and indirect ownership interest in Given increased from approximately 19.3% to approximately 21.2% and 23%, respectively, of Given’s outstanding ordinary shares.

In parallel transactions, DIC purchased the same number of shares of Given for the same aggregate consideration in both transactions, increasing its holdings from approximately 12.4% to approximately 14.3% and 16%, respectively, of Given’s outstanding ordinary shares.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $8,100 and $16,100, respectively, and was allocated as follows: approximately $6,300 and $8,300, respectively, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 and $1,400, respectively, to IPR&D and approximately $800 and $6,400, respectively, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 and 10 years, respectively.

The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies” in the statements of operations of 2006 and 2007.

On June 20, 2008 Elron completed its tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of the issued and outstanding Given Imaging shares, for $16.54 per share, net to the seller in cash in an amount totaling approximately $24,500 (including approximately $300 tender offer costs). After the transaction and as of December 31, 2008, the Company’s direct and indirect share in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares (32.4% in aggregate) and to approximately 26.9% on a fully diluted basis. DIC holds 16.1% of Given Imaging. Therefore the Company together with DIC

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
1.	Given (Cont.)

and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging as of December 31, 2008.

The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $18,000, and was allocated as follows: approximately $12,600, to intangible assets other than goodwill, such as technology, approximately $800 to IPR&D which was charged immediately to the statements of operations and approximately $4,600, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 15 years.

Subsequent to the balance sheet date, on February 10, 2009, Given declared a special cash dividend of approximately $0.54 per share, or $16 million in the aggregate, of which the Company’s and RDC’s share is approximately $3,700 and $1,400, respectively. Payment of this dividend was distributed on March 10, 2009.

As of December 31, 2008, the carrying amount of the Company’s investment in Given exceeded its market value. However, the Company evaluated the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s current ability and intent to maintain that investment until an anticipated recovery of fair value, the Company does not consider that investment to be other-than-temporarily impaired.

2.	Galil

Galil Medical Ltd. (“Galil”) develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely (the “new investors”). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron’s subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron’s share was approximately $1,400 and RDC’s share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil’s shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).
Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil’s outstanding shares. As a result of the decrease in Elron’s and RDC’s interest in Galil, Elron ceased to consolidate Galil’s financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
2.	Galil (Cont.)

On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc (“Oncura”) to Oncura’s 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil recorded the additional 75% of the cryotherapy business purchased, based on its fair value. As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron’s share in the above loss amounted to approximately $600, included as part of the line item “Equity in losses of affiliated companies” in the statements of operations.

On November 10, 2008, Galil Medical announced that it signed a definitive merger agreement with Endocare Inc. Galil and Endocare announced that the terms of the definitive merger agreement call for a stock-for-stock merger transaction. The exchange ratio in the merger gives the current Endocare stockholders 52% of the post-merger stock and Galil stockholders 48%, prior to the financing transaction, upon the closing of the merger, if completed, the Company and RDC together will hold approximately 7.7% in the merged company. Endocare also announced that upon the closing of the merger it will sell $16 million of newly issued shares of its common stock in a private placement. The transaction is expected to close in the second quarter of 2009. There is no assurance that the merger will be completed.

3.	3DV

3DV Systems Ltd. (“3DV”) develops a unique video camera technology capable of capturing the depth dimension of objects in real time.

On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund, which was granted in two separate installments. The first installment, in the amount of $14,100, was invested immediately and the second installment, in the amount of $6,000 was invested in April 2008. During the financing round, Elron and RDC invested $2,900 and $3,900, respectively (including conversion of previously granted convertible loans). Following the completion of the investment, Elron’s and RDC’s holdings in 3DV, decreased from 29.9% and 44.8% to approximately 17.3% and 24.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 20.8% and 29.8%, respectively, on an outstanding basis and on an as converted basis). Since following the above mentioned financing round, Elron lost control over 3DV, Elron ceased to consolidate 3DV’s financial statements and the investment in 3DV was accounted for under the equity method. Since the Company’s and RDC’s investment and conversion of loans was to preferred B shares and since the Company’s and RDC’s investment in the converted loans was reduced to zero through the losses of 3DV, gain in the amount of $3,500 ($2,500 net of minority interest) was recorded in 2006 in order to reflect its share in the preferred B share capital.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
3.	3DV (Cont.)

3DV is considered to be a variable interest entity, however, the Company is not the primary beneficiary of 3DV, and accordingly has not consolidated 3DV. As of December 31, 2008, the Company does not have any exposure to loss as a result of its investment in 3DV since the carrying amount of its investment in 3DV is negative.

4.	NetVision

NetVision Ltd. (“NetVision”) provides Internet services and solutions in Israel and international telephony services through Voice over IP technology.

On January 25, 2007, NetVision, then held 36% by Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. (“Barak”) and the merger with GlobCall Communications Ltd. (“Globcall”), following which NetVision purchased from Barak shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction (“Barak Merger”), and from DIC, all of GlobCall’s issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction (“GlobCall Merger”). Barak was a subsidiary of Clal Industries and Investments Ltd. (“Clal”). Elron, Clal and DIC, are part of the IDB group. Following the transactions, Elron’s, DIC’s and Clal’s holdings in NetVision were approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision’s financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting (according to US GAAP). As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax).

During June and December 2007, NetVision raised in two private placements an amount of approximately 112,200 NIS (approximately $28,000). As a result, Elron’s holding in NetVision decreased to approximately 16%, resulting in a gain of approximately $2,400 ($1,900 net of tax).

In addition, Elron recorded gain in the amount of approximately $1,100 ($800 net of tax) as a result of exercise of options and debentures in NetVision.

As of December 31, 2008 the Company holds approximately 15.8% of the outstanding shares of Netvision and 14.0% on a fully diluted basis.

Elron continues to account for NetVision under the equity method of accounting as pursuant to a voting agreement with DIC and Clal, Elron has a significant influence over Netvision.

As of December 31, 2008 the carrying amount of the Company’s investment in NetVision exceeded its market value. However, subsequent to the balance date its market value exceeded its carrying amount. The Company evaluated the prospects of the investee in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s current ability and intent to maintain that investment until an anticipated recovery of fair value, the Company does not consider that investment to be other-than-temporarily impaired.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
d.	Additional information (Cont.)
4.	NetVision (Cont.)

Subsequent to the balance sheet date, on March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.73), or NIS 90,000 (approximately $21,200), in the aggregate, of which the Company’s share is approximately NIS 14,200 (approximately $3,300), respectively. Payment of this dividend is expected to take place on April 7, 2009.

5.	Oncura

Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In light of Oncura’s results, Galil recorded in 2006 an impairment loss on the investment in Oncura in the amount of $6,100 (Elron’s share net of minority interest $2,500), due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item “equity in losses of affiliated companies”. See also Note 7.d.2 .regarding the sale of all of Galil holdings in Oncura.
e.	Summarized information

Summarized combined financial information is as follows:

	Given	Netvision	Other
December 31, 2008:
Balance sheet information:
Current assets	$111,821	$146,714	$46,690
Non-current assets	66,094	214,046	35,066
Total assets	177,915	360,760	81,756
Current liabilities	26,667	110,955	23,704
Non-current liabilities	5,084	32,716	13,090
Minority interest	1,993	2,354	—
Redeemable preferred stock	—	—	59,676
Shareholders’ equity (deficiency)	144,171	214,735	(14,713)

Year Ended December 31, 2008:
Statement of operations information:
Revenues	$125,108	$321,118	$40,242
Gross profit	92,107	36,129	13,628
Net income	4,006	24,653	—
Net loss	—	—	(37,192)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)
e.	Summarized information (Cont.)

	Given	Netvision	Galil	Ellara	Other
December 31, 2007:
Balance sheet information:
Current assets	$112,783	$115,295	$22,962	$4,040	$34,290
Non-current assets	64,533	207,269	30,085	3,463	8,900
Total assets	177,316	322,564	53,047	7,503	43,190
Current liabilities	37,787	95,664	7,906	3,021	18,056
Non-current liabilities	3,938	43,954	1,403	40,554	12,335
Minority interest	1,996	2,230	—	232	—
Redeemable preferred stock	—	—	—	—	53,071
Shareholders’ equity (deficiency)	133,595	180,716	43,738	(36,304)	(40,272)

Year Ended December 31, 2007:
Statement of operations information:
Revenues	$112,868	$293,112	$25,622	$4,833	$34,887
Gross profit	78,304	32,801	17,362	3,844	11,008
Net income	15,185	—	—	—	—
Net loss	—	(2,953)	(9,269)	(6,864)	(29,911)
f.	Goodwill and intangible assets embedded in investments
The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item “Equity in losses of affiliated companies” in the statement of operations, for each of the five years in the period ending December 31, 2013 is approximately $6,361.
The weighted average amortization period of the intangible assets is approximately 12 years.
At the balance sheet date, the Company has goodwill in the amount of $20,700 embedded in investments accounted for under the equity method.
g.	Impairment
As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100 in 2006. Such impairment losses are included as part of the Company’s equity in losses of affiliated companies (see Note 7.d.5).
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

	December 31
	2008	2007
Marketable securities presented as available- for- sale securities: (1)	808	2,965

Partnerships	1,667	2,503

Other investments and long-term receivables (2)(3)	68,358	68,250

	$70,833	$73,718

(1) Includes unrealized gains	$58	$1,708

(2) During 2008 and 2007, Elron recorded impairment losses of approximately $25,600 and $9,200, respectively, in respect of certain investments and long term receivables. (see also Note 25)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(3)	Other investments include mainly the following companies (see also Annex to financial statements):

	December 31,
	Note		2008	2007
			% of outstanding share capital
			on an as converted basis
Jordan Valley			19.6	19.6
Impliant	3.e.		—	22.3
Nulens			33.7	33.7
Teledata			21.1	21.1
Brainsgate	8	(3)(a)	25.3	22.3
Safend			27.1	26.0
Neurosonix			16.5	16.5
Atlantium	8	(3)(b)	33.0	29.8
BPT	8	(5)	30.0	18.8
Pocared	8	(3)(c)	22.5	17.4
Enure			38.6	40.1
Plymedia			28.4	—

(a)	BrainsGate

BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies.

In August 2008 BrainsGate completed a financing round of $27,500. The round was initially an internal financing round (which was signed in January 2008) of $12,500 of which the Company invested approximately $5,500 in consideration of 1,036,330 series C Preferred shares. The initial internal round was granted in two equal installments, the first installment was invested immediately and the second was invested in August 2008. The financing round was extended in August 2008 by an additional $15,000 of which $12,500 was invested by new investors and the rest by existing shareholders. As part of the financing round, the Company invested an additional $1,000 in consideration of 186,680 Preferred C. The investment was granted in two equal installments: the first installment was granted immediately and the second investment was invested in February 2009, subsequent to the balance sheet date. As a result of the aggregate investments, the Company holds approximately 21% of BrainsGate on a fully diluted and on an as converted basis.

Since the investment in BrainsGate’s Preferred C and B-1 shares is not considered to be an investment that is in in-substance-common stock, the investment in BrainsGate is accounted for under the cost method.

(b)	Atlantium

Atlantium is an Israeli-based water technology company that provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(3)	Other investments include mainly the following companies (see also Annex to financial statements): (Cont.)

(b)	Atlantium (Cont.)

On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. (“Atlantium”) in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Subsequent to the abovementioned investment Elron held approximately 25.7% of Atlantium on a fully diluted and on as converted basis.

In June 2008, Atlantium completed a financing round of $11,000 in consideration of 2,276,324 series C Preferred shares pursuant to which Elron invested approximately $3,600. The investment was in two installments. The first installment, in the amount of approximately $9,000 (including approximately $6,000 by conversion of convertible loans, previously granted to Atlantium by its existing shareholders including Elron) of which Elron invested approximately $3,100 (including $2,250 conversion of loan previously granted by Elron) was invested immediately. The second installment in the amount of $2,000 of which Elron invested approximately $500 was invested during June 2008.

In September 2008, other existing shareholders of Atlantium granted a convertible loan in the amount $3,000 to Atlantium.

Atlantium is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Atlantium, and accordingly has not consolidated Atlantium. As of December 31, 2008, the Company’s maximum exposure to loss as a result of its investment in Atlantium does not exceed the carrying value of its investment in Atlantium in the amount of approximately $6,745.

Since the investment in Preferred B shares and in Preferred C shares are not considered to be an investment that is in-substance-common stock, the investment in Atlantium is accounted for under the cost method.

In 2008, the Company recognized an impairment charge of $6,900 of its investment in Atlantium.

(c)	Pocared

Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared’s wide technological platform may be used to address a wide range of medical and industrial diagnostic applications.

In June 2007, Elron completed an investment of approximately $5,350 in Pocared Diagnostics Ltd. (“Pocared”), an Israel-based medical device company in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 which was invested in January 2008. Following the aggregate investment, Elron held approximately 20% of Pocared’s equity on a fully diluted basis and on an as converted basis.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)
(3)	Other investments include mainly the following companies (see also Annex to financial statements): (Cont.)

(c)	Pocared (Cont.)

In March 2008, Elron granted a convertible loan to Pocared in the amount of approximately $5,000 out of an aggregate amount of $14,000. The balance of the loan was granted by existing shareholders and a new investor. The loan was advanced in two equal installments, the first installment was granted immediately and the second installment was granted during June 2008. The loan is convertible into Preferred stock of Pocared in accordance with the terms of the loan agreement.

Since the investment in Preferred D stock and in the convertible loan is not considered to be an investment that is in-substance-common stock, the investment in Pocared is accounted for under the cost method.

In 2008, the Company recognized an impairment charge in the amount of approximately $3,500 in Pocared.

(4)	Impairment — see Note 25.

(5)	BPT and Plymedia (“The companies”) are considered to be a variable interest entities, however, the Company is not the primary beneficiary of the companies, and accordingly has not consolidated the companies. As of December 31, 2008, the Company’s maximum exposure to loss as a result of its investment in the companies does not exceed the carrying value of its investment in the companies in the amount of approximately $5,800.

(6)	Since the investment in Preferred shares of Nulens, Teledata, Safend, BPT, Enure and PlyMedia were not considered to be an investment that is in-substance-common stock, the investments in the above-mentioned companies are accounted for under the cost method.

(7)	Total funds invested in investees by the company accounted under the cost method amounted to $26,540, $14,793 and $25,153 in 2008, 2007 and 2006, respectively.
NOTE 9:- PROPERTY AND EQUIPMENT, NET

	December 31
	2008	2007
Land and Building (1)	$—	$—
Leasehold improvements	1,202	838
Computers, furniture and machinery	9,414	3,187
Motor vehicles	484	539

	11,100	4,564
Less — accumulated depreciation	6,518	2,628

Property and equipment, net	$4,582	$1,936

(1)	During June, 2007, Elbit sold its real estate in Carmiel, Israel, for approximately $11,600. As a result, Elron recorded in the second quarter of 2007 a gain in the amount of $5,500 (approximately $4,100 net of tax). The gain recorded is included in the line item “other income” in the statement of operations.

Depreciation expenses amounted to approximately $1,211, $736 and $1,173 for the years ended December 31, 2008, 2007 and 2006, respectively.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 10:- GOODWILL AND OTHER INTANGIBLE ASSETS

	Period of	December 31
	amortization	2008	2007
	years
Cost:
Technology and other intangible assets (1)	14	$2,704	$655
Accumulated amortization:
Technology and other intangible assets (1) (3) (6)		(598)	(272)

		2,106	383

Intangible assets with indefinite useful life (7)		5,351	2,629

Total other intangible assets		$7,457	$3,012

Goodwill (2)		$—	$2,512

1.	The annual estimated amortization expense relating to Elron’s amortizable intangible assets existing as of December 31, 2008, for each of the five years in the period ending December 31, 2013 is approximately $366.

2.	As of December 31, 2006, 2007 and 2008, the balance represents goodwill relating to other holdings and corporate operations. In 2008, when performing the first phase of the goodwill impairment test, the fair value of the Company measured based on market share price was found to be lower than the carrying value of its equity. Therefore the second phase of the goodwill impairment test was performed and as a result the entire balance of the goodwill in the amount of approximately $2,500 was written off.

3.	Amortization expenses amounted to approximately $325, $18 and $18 for the years ended December 31, 2008, 2007 and 2006, respectively.

4.	Following Elron’s investment in Medingo (see Note 3.b.) an amount $2,288 were recorded in 2007 as IPR&D and as a result, recognized as an amortization of intangible assets and acquired in- process- research and development write-off expense in the statement of operations in 2007.

5.	Following Elron’s additional investment in Wavion in 2008 (see Note 3.c.) an amount $2,049 was recorded as intangible asset (technology) which is amortized on a straight-line basis over the technology expected useful life of 5 years.

6.	Following Elron’s additional investment in Impliant in 2008 (see Note 3.e.) an amount of approximately $4,500 was allocated to in process research and development (“IPR&D) and as a result was charged immediately to the Company’s results of operations and was included as part of “Amortization of intangible assets and acquired in- process-research and development write-off” in the statement of operations.

7.	Additional excess cost in the amount of approximately $2,700 was attributed to the agreement with Rafael due to the settlement of the claim and revised agreement (see Note 3.d.).

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 11:- SHORT-TERM LOANS FROM BANKS AND OTHERS

	Weighted
	Average
	Interest rate
	December 31,
	2008	December 31
	%	2008	2007
Short-term loans denominated in U.S. dollars	9.63%	828	850
Short-term loans from other shareholders of a subsidiaries	6.58%	314	—

		$1,142	$$850

NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31
	2008	2007
Payroll and related expenses (1)	$4,851	$3,021
Provision for income taxes	2,710	2,384
Accrued expenses	725	326
Employees call options (2)	272	1,098
Provision for Professional expenses	656	493
Chief Scientist	66	77
Others	2,566	1,109

	$11,846	$8,508

(1) Includes provision for vacation pay	$2,332	$1,472

(2) Employee call options

a.	The Company’s former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

b.	RDC granted to its former senior employees and to the current CEO call options to purchase up to 5% of certain investments held by RDC at grant date as of the dates and at exercise prices determined in the call option agreements.

All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a-b above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2008, 2007 and 2006, respectively: (1) expected life of the option of 0.75, 2.3 and 2.3, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 80% and 50%-80%, respectively; and (4) risk-free interest rate of 0.37%, 4.0% and 4.7%, respectively.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 12:- OTHER PAYABLES AND ACCRUED EXPENSES (cont.)
In respect of the aforementioned call options, compensation (expense) income amounted to $259, $68 and $(227) for the years ended December 31, 2008, 2007 and 2006, respectively. These compensation expenses are included in general and administrative expenses.
NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS
a.	Composition

	Interest rate
	As of
	December 31,
	2008	December 31
	%	2008	2007
Long-term loans from banks (b)	2.8%-12%	$35,054	$12

Long-term loans from shareholders (c)	5.95%	2,357	—

Long-term loans from others (1)	6.2%	6,176	4,707

		43,587	4,719
Less-current maturities (1)		(2,349)	(2,475)

		$41,238	$2,244

(1)	As of December 31, 2007 an amount of $2,463 represents loans from Rafael to RDC which are denominated in New Israeli Shekel (“NIS”) and did not bear interest or linkage. During 2008, the above mentioned loan was converted to equity. These amounts are included in current maturities of long term loans. As of December 31, 2008 and 2007 the amounts also included $2,357 and $2,244 loans from Rafael received during 2006, which bear interest at a rate of Libor plus 1.8% to be repaid in April 2011.
b.	On May 15, 2008, the Company signed an agreement (the “Agreement”) with Israel Discount Bank Ltd., to provide the Company with a $30,000 credit line. During this period, the Company may draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date. As of December 31, 2008 the Company utilized all of the $30,000 credit line.

As part of the agreement the Company committed to certain covanents. As of December 31, 2008 the Company was in compliance with all covanents.

In 2008, RDC entered into a credit line agreement with a commercial bank in Israel (the “Bank”) for the granting of loans by the Bank to RDC in the total amount of up to $ 10,000 (the “Credit Line Agreement”), to be utilized no later than August 30, 2009. According to the Credit Line Agreement, the loans to be granted (the “RDC Loans”) shall bear an interest of Libor plus 4% (paid quarterly) and shall be repaid at the lapse of 24 months from the initial withdrawal from the Credit Line. RDC agreed to pay the Bank during the term of the agreement a fee equal to 0.5% per annum on all amounts not utilized under the credit line.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 13:- LONG-TERM LOANS FROM BANKS AND OTHERS (Cont.)
The RDC Loans are secured by a first priority fixed charge on such amount of shares of Given Imaging held by RDC, such that the market value of such shares represents at any given time 200% of the aggregate of all the outstanding loan drawn down under the Credit Line Agreement , as shall be adjusted according to the terms stipulated in the Credit Line Agreement. In addition, RDC placed a first priority floating charge on all its assets in favor of the Bank to secure the RDC Loans. The loans from Rafael mentioned above are subordinated to the loans from the Bank.

As of December 31, 2008, RDC drew down the amount of $ 1,000 from the Credit Line. Subsequent to the balance sheet date, RDC drew down an additional amount of $ 4,000 from its Credit Line, and placed a fixed charge on 1,176,471 Ordinary shares of Given held by RDC, in favor of the Bank.

c.	On October 30, 2008 the Company entered into a loan agreement with DIC (the “ loan”), pursuant to which, DIC will provide the Company with a loan in an amount equivalent to $6,000 bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement the Company agreed to customary default provisions generally included in loan agreements. The loan is subordinated to the existing loan from Israel Discount Bank Ltd and extended for the same period through September 24, 2011. If the loan from the Bank is repaid earlier, then the DIC Loan will be repaid at that time; if the repayment of the loan from the Bank is extended, then the repayment of the DIC loan will be extended for the same period. With the Bank’s prior written consent, Elron may prepay the DIC loan in whole or in part.

On January 15, 2009, subsequent to the balance sheet date, the Company entered into an additional loan agreement with DIC, pursuant to which, DIC provided the Company with a loan in an amount equivalent to $2,000 bearing 5.5% interest rate per annum. The terms of the second loan are substantially the same as the terms of the initial Loan.

d.	The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	$3,491
Second year	2,705
Third year	38,533

$44,729

NOTE 14:- INCOME TAXES
a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2.b., the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985: (Cont.)

On 2008 the “Knesset” passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 onwards. In accordance with the new law, certain tax adjustments were made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes are measured in nominal amounts.

b.	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxation), 1969:

Certain of the Company’s subsidiaries and affiliates in Israel are “industrial companies”, as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“Law”):

Pursuant to the Law, certain of the Company’s subsidiaries were awarded a “Beneficiary Enterprise” status. The principal benefit by virtue of the Law, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the “Beneficiary Enterprise”.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the year that the enterprise began operations, or 14 years from the year in which the approval was granted, whichever period ends earlier.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%.
Should the subsidiary derive income from sources other than the “approved enterprise” during the relevant period of benefits, such income will be taxable at the regular rate.

d.	On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel from 35% to the following tax rates: in 2006 — 31%, in 2007 – 29%, in 2008 — 27%, in 2009 — 26% and in 2010 and thereafter — 25% (the “Amendment”).

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2008	2007	2006
Current taxes	$78	$2,551	$6,056
Adjustments of deferred tax assets and liabilities for enacted changes in tax rates	—	—	27
Deferred income taxes	1,201	4,993	(4,270)
Taxes in respect of prior years	(10)	—	(703)

	$1,269	$7,544	$1,110

Domestic	$1,269	$7,544	$1,110

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
(1)	In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 20(1)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

(2)	In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of approximately $4,500 (of which $3,700 were offset against the gain from sale of Partner) recorded in December 2006.

(3)	In 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000. In 2008 and 2007 market prices were declined. Therefore the company increased its valuation allowance and recorded tax expenses of approximately $800 and $4,000, respectively.
f.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2008
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$614	$—	$—	$614
Accrued severance pay, net	603	—	—	—	603
Investments in subsidiaries, affiliates and other companies, net	25,289	—	—	(2,137)	23,152
Tax loss carryforwards(*)	57,617	—	—	2,250	59,867
Available-for-sale marketable securities	—	283	—	—	283
Other	2,884	—	—	—	2,884
Valuation allowance (1)	(86,393)	(897)	—	(113)	(87,403)

	$—	$—	$—	$—	$—

(*)	Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)

	Deferred Tax Asset		Deferred Tax Liability
	Non current	Current	Current	Non current	Total
As of December 31, 2007
Deferred tax assets:
Provision for doubtful accounts, vacation and others	$—	$372	$—	$—	$372
Accrued severance pay, net	173	—	—	—	173
Investments in subsidiaries, affiliates and other companies, net	46,305	—	—	(196)	46,109
Tax loss carryforwards(*)	24,323	—	—	—	24,323
Other	—	275	—	—	275

	$70,801	$647	$—	$(196)	$71,252

Deferred tax liabilities:
Available-for-sale marketable securities	—	—	—	(209)	(209)

Valuation allowance	(68,597)	(647)	—	32	(69,212)

	$2,204	$—	$—	$(373)	$1,831

(*)	Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.
g.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

	Year ended December 31,
	2008	2007	2006
Income (loss) before taxes as reported in the consolidated statements of operations	$(100,052)	$(34,801)	$(5,082)

Statutory tax rate	27%	29%	31%

Theoretical tax expense (income)	$(27,014)	$(10,092)	$(1,575)
Equity in losses of affiliated companies	4,937	6,410	5,545
Non-deductible expenses, tax exempt and reduced tax rate	187	(159)	(154)

Differences arising from the basis of measurement for tax purposes	—	(6,103)	(2,534)

Deferred taxes on losses for which valuation allowance was provided	23,169	19,980	6,911
Reversal of valuation allowance	—	(2,492)	(7,422)
Difference relating to a change in the rate recognized as income in previous years*	—	—	1,015
Taxes in respect of previous years	(10)	—	(703)
Effect of change in tax rate	—	—	27

Actual tax expenses	$1,269	$7,544	$1,110

Effective tax rate	(1.3%)	(21.7%)	(21.7%)

*	With respect to the sale of available for sale securities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
h.	As of December 31, 2008 the Company had tax loss carryforwards of approximately $133,000, and its Israeli subsidiaries had an aggregate tax loss carryforwards of approximately $156,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

Few subsidiaries are assessed under the US tax law. Losses to be carried forward to future years amount approximately $7,000 for federal tax purpose.

i.	In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

As of December 31, 2008, the Company had unrecognized tax benefits of approximately $19,496, of which $5,321, if recognized, would result in a reduction of the Company’s effective tax rate.

	unrecognized tax
Balance at January 1, 2007	$14,214

Additions based on tax positions related to current year	$1,996	(*)

Additions for tax positions of prior years	—

Reductions for tax positions of prior years	—

Settlements	—

Balance at December 31, 2007	$16,210

Additions based on tax positions related to current year	$2,999(*	)

Additions for tax positions of prior years	287

Reductions for tax positions of prior years	—

Settlements	—

Balance at December 31, 2008	$19,496

(*)	Including additions generated from change in the US Dollars / NIS exchange rate and from adjustment to the CPI.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 14:- INCOME TAXES (Cont.)
A subsidiary recognized interest accrued related to unrecognized tax benefits in the amount of $341, as tax expense in the statement of operations.

The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. A subsidiary believes that its unrecognized tax benefits will be reduced by $4,186 in over the next 12 months. The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2008, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2007.
NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS
a.	(1)	Office Lease

The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2012. Rent expenses amounted to approximately $1,257, $651 and $803 for the years ended December 31, 2008, 2007and 2006, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	$1,633
Second year	1,160
Third year	642
Fourth year	70
Fifth year	—

$3,505

(2)	Car Lease

The Company and its subsidiaries have an operating lease contract for the rental of vehicles for a period of 36 months. The rental payments are linked to the Consumer Price Index (“CPI”). The company and its subsidiaries have deposited $262 covering rental payment for the last three months in respect of these contracts. The deposit is linked to the CPI and bears no interest.
b.	Certain of the Company’s subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2008, the aggregate contingent royalty obligation amounted to approximately $12,766.

c.	In April 2007 and June 2008, Teledata was granted shareholders’ loans (and guarantees which are convertibles to shareholders’ loans) in the amount of $4,000. Elron granted 50% out of the above-mentioned amount ($800 in shareholders’ loans and $1,200 in guarantees).
d.	1.	SELA’s liabilities to banks are secured by way of a fixed lien on its share capital, goodwill, intellectual property and export documents. In addition, there is a floating lien on all of SELA’s assets.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)
2.	In order to ensure full repayment of the funds secured by the Convertible Debentures issued by Starling (see Note 3.a.), Starling registered a first ranking, fixed and floating lien, unlimited in amount, on the Trustee’s account and all monies deposited therein and any interest derived therefrom.

3.	Regarding a first priority fixed charge on a portion of Given Imaging shares held by RDC and a first priority floating charge on all of RDC’s assets — see Note 13.b.
e.	Legal proceedings:
1.	In September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against various defendants including the Company, filed in the Tel Aviv-Jaffa Distric Court. The allegation raised by the plaintiff related to the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal with respect to the purported class action described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to approve the lawsuit as a class action will proceed. Otherwise, the application to approve the claim as a class action suit will be dismissed. Following the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the plaintiff requested the Court to resume the hearing of this lawsuit. Hearings have been set for April and May 2009.

2.	In November 1999, a claim against Elscint, Elbit Medical Imaging (“EMI”), the parent company of Elsicnt, and various other defendants, including the Company and certain of its officers and former officers, was filed in the Haifa District Court together with a request to approve certain causes of action set out in such claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999 and a request for certain casues of action to be treated as a derivative action. The allegations raised in the claim relate, among others, to the period prior to the sale of the Company’s holdings in EMI, formerly an affiliated company, as well as allegations regarding a tender offer for Elscint’s shares to be effected by EMI. The plaintiffs sought a court order pursuant to which EMI would be compelled to effect the tender offer. In August 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Subsequent to that decision the plaintiffs submitted an amended statement of claim which is similar to the initial claim but is designated as a personal claim and partly as a derivative action rather than as a class action. In addition, some of the plaintiffs appealed to the Supreme Court in Israel against the District Court’s decision. In December 2006, the Supreme Court reversed that decision and returned the matter back to the Haifa District Court in order to decide whether the claim should be approved as a class action. In June 2007, in accordance with directions of the Haifa District Court, the plaintiffs submitted an updated statement of claim and request to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling the tender offer but instead are claiming compensation for damages sustained due to the alleged failure of EMI to effect the tender offer, as well as due to other allegations. The updated statement of claim does not specify the monetary amount claimed, but does include various allegations relating to the manner of manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 15:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)
e.	Legal proceedings: (Cont.)

circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. In January 2009, the Haifa District Court dismissed the plaintiff’s request to approve the claim as a class action. At this stage, the personal claims of the plaintiffs for monetary damages and their request to treat certain of it as a derivative action remain pending.

3.	In September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) named in the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to approve the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.
The Company denies all the allegations against it set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which more likely than not, will cause dismissal of the above claims against the Company. As such, no provisions were included in the financial statements with respect to these claims.
NOTE 16:- SHAREHOLDERS’ EQUITY
a.	Share capital

An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

b.	Options to employees
1.	Options to Elron’s Employees

The Company has various stock option plans under which the Company may grant options to purchase the Company’s shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

In May 2003, the Board of directors of the Company approved an option plan (the “2003 Option Plan”) providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

In March 2008, the Board of directors of the Company determined that with respect to prior option grants which would otherwise expire in accordance with their terms in 2008 and 2009 (relevant to 113,750 options then outstanding), the term of each such grant is extended for an additional 3 year period from its original date of termination.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
1.	Options to Elron’s Employees (Cont.)

The above mentioned extension did not have a material effect on the Company’s financial statements.

As of December 31, 2008, 972,429 options were granted under the 2003 Option Plan at an average exercise price of $10.20 per share. The exercise price is adjusted to reflect dividend distributed following the option grant. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant (except for the above mentioned options which its exercise term was extended for an additional 3 years period).

	Year ended December 31, 2008
			Weighted
		Weighted	Average
		average	Remaining	Aggregate
	Number of	exercise	Contractual	Intrinsic
	options	price	Term	Value
Outstanding-beginning of the year	352,750	$10.74
Granted	55,000	$10.30
Exercised	—	$—
Forfeited	(49,000)	$13.90

Outstanding — end of the year	358,750	$10.22	2.93	—

Options exercisable at the end of the year	195,000	$7.96	2.50	—

	Year ended December 31,
	2007		2006
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding-beginning of the year	323,111	$9.27	540,435	$9.53(*	)
Granted	120,000	15.53	10,000	9.05
Exercised	(65,361)	5.13	(124,607)	5.78
Forfeited	(25,000)	29.38	(102,717)	14.84

Outstanding — end of the year	352,750	$10.74	323,111	$9.27

Options exercisable at the end of the year	179,000	$8.15	187,611	$10.73

(*)	After an adjustment as a result of the dividend distributed of $3 per share.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)
The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2008, 2007 and 2006 were as follows:

	For options with an exercise price on the grant date that:
	Exceeds market price			Less than market price
	Year ended December 31,			Year ended December 31,
	2008	2007	2006	2008	2007	2006
Weighted average exercise prices	$—	$—	$—	$10.30	$15.53	$9.05
Weighted average fair values on grant date	$—	$—	$—	$2.39	$5.79	$3.89
2.	The following table summarizes information regarding outstanding and exercisable options as of December 31, 2008:

	Options outstanding			Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
	outstanding at	contractual	exercise	outstanding at	exercise
Exercise price	December 31, 2008	life (years)	price	December 31, 2008	price
$5-7.838	133,750	2.12	$5.85	123,750	$5.69
$ 9.05-10.57	105,000	3.42	$9.79	41,250	$9.26
$15.53	120,000	3.41	$15.53	30,000	$15.53

	358,750			195,000

3.	In December 1999, the Company’s shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the “1999 grant”). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. In February 2005 and February 2006, the first and the second portion were expired (no income resulting from the expiration was recorded). In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares.

In March 2001, the Company’s shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted additional options to purchase up to 58,000 ordinary shares of the Company (the “2001 grant”). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. In June 2006, the first portion expired.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)
b.	Options to employees (Cont.)

In September 2007, 19,334 options at an exercise price per share of $12.93 from the 2001 grant were exercise into 11,242 shares.
4.	In April 2007, the company’s shareholders approved a plan whereby the current chairman of the board of the company was granted options to purchase 120,000 ordinary shares of the company under the 2003 option plan. The options vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model. See Note 2.t.

5.	Compensation expense recorded during 2008 amounted to $339 (2007- $ 304, 2006- $344).

6.	The balance of unrecognized compensation as of December 31, 2008 amounted to $602, which will be recognized over the following 4 years.
NOTE 17:- INCOME (LOSS) PER SHARE

	Year Ended December 31
	2008			2007			2006
		Number	Loss		Number	Loss		Number	Income
		of share	per		of shares	per		of shares	per
		( in	share		(in	share		(in	share
	loss	thousands)	amount	loss	thousands)	amount	Income	thousands)	amount
Basic	$(86,154)	29,650	$(2.91)	$(37,095)	29,619	$(1.25)	$3,032	29,532	$0.10

Effect of options of investees	(987)	—	(0.03)	(385)	—	—	(821)	—	—
Effect of dilutive stock options	—	—	—	—	—	—	—	92	—

Diluted	(87,141)	29,650	$(2.94)	(37,480)	29,619	$(1.27)	$2,211	29,624	$0.07

As of December 31, 2008, 358,750 options (352,750 in 2007) were excluded from the diluted price per share calculation due to anti dilutive effect.
NOTE 18:- EQUITY IN LOSSES OF AFFILIATED COMPANIES

	Year ended December 31,
	2008	2007	2006
Affiliated companies:
Given	(5,136)	(1,792)	(5,170)
Netvision	2,626	886	5,059
Others(1)	(13,474)	(19,510)	(17,629)

	$(15,984)	$(20,416)	$(17,740)

The equity in losses includes amortization of intangible assets embedded in the investments in affiliated companies.
(1)	Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	GAIN (LOSS) FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

	Year ended December 31,
	2008	2007	2006
Given (See Note 7.d.1.)	$55	$552	$(975)
Netvision (See Note 7.d.4.)	135	13,845	1,802
Ellara (formerly —AMT)*	(225)	—	985
Galil Medical (See Note 7.d.2.)	—	—	742
Others	(9)	457	(7)

	$(44)	$14,854	$2,547

*	In September 2008 Ellara was acquired by Domoteck Ltd. (“Domoteck”), in consideration for 33.33% of Domoteck’s shares. Domoteck is an Israeli company engaged in the manufacture of climate control systems. Following the above transaction, Elron’s share in the equity of Domoteck, on a fully diluted and on an as converted basis is approximately 19%. Following the transaction, the Company recorded a loss in the amount of $225.
NOTE 20:- OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2008	2007	2006
Gain (loss) from sale and increase (decrease) in market value of:
Partner shares (1)	$—	$—	$24,977
Other companies, net - Mwise	87	1,030	13
Other than temporary decline in value of investments (see Note 25)	(26,079)	(9,205)	—
Bank loan extinguishment (2)	—	—	2,708
Equity in losses of partnerships- Innomed, Gemini	(818)	(826)	(672)
Dividend from Partner (1)	—	—	1,781
Gain from sale of Carmiel building (see Note 9)	—	5,449	—
Goodwill Impairment	(2,512)	—	—
Other	1,381	338	503

	$(27,941)	$(3,214)	$29,310

Realized gains from sale of available-for-sale securities amounted to approximately $87, $1,030 and $25,000 in the years ended December 31, 2008, 2007 and 2006, respectively. The proceeds from such sales amounted to approximately $89, $1,030 and $39,800 for the years ended December 31, 2008, 2007 and 2006, respectively.
(1)	On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron which were purchased by it in March 2006 in consideration for $5,300 and 3,082,731 by Elbit) comprising all of Elron’s and Elbit’s shares in Partner, to several Israeli institutional investors for approximately $39,800.

As a result of the above transactions, Elron recorded in 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14e(3).

During 2006 Elron and Elbit received dividend from Partner in the amount of approximately $1,800.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 20:- OTHER INCOME (EXPENSES), NET (Cont.)
(2)	In February 2006, Mediagate’s bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, Elron recorded in the first quarter of 2006 a gain of approximately $2,700.
NOTE 21:- FINANCING INCOME, NET

	Year ended December 31,
	2008	2007	2006
Income:
Interest on cash equivalents, bank deposits, debentures and loans	$2,483	$5,599	$5,854
Income resulting from the decrease of market value of convertible debentures	3,571	—	—
Foreign currency gains	405	78	493

	6,459	5,677	6,347

Expenses:
Expenses regarding convertible debentures	999	—	—
Interest on short-term credit, long-term loans and others	2,540	1,249	780
Foreign currency losses	755	660	1,112

	4,294	1,909	1,892

Gain from sale of debentures	122	177	114
Loss resulted from early redemption of convertible debentures*	(359)	—	—
Other than temporary decline in value of Available for sale Debentures	(250)	—	(518)

	$1,678	$3,945	$4,051

*	Loss resulted from the purchase of Starling’s Series A Convertible Debentures by Elron
NOTE 22:- RELATED PARTY TRANSACTIONS
a.	Balances with related parties:

	December 31
	2008	2007
Other receivables:
Affiliated companies	$31	$142
Other companies	29	27

	60	169
Long-term loans:
Long-term loans from shareholders	(6,176)	—
Other companies	—	—

	$(6,116)	$169

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 22:- RELATED PARTY TRANSACTIONS (Cont.)
b.	Income and expenses from affiliated and other companies:

	Year ended December 31,
	2008	2007	2006
Income:
Revenues	$—	$—	$6,699
Interest and commission for guarantees	266	177	362
Participation in Directors’ remuneration	98	85	84
Participation in expenses	—	—	15
Costs and Expenses:
Participation in expenses	28	17	17
Directors’ remuneration	46	73	71
Interest expenses	176	—	—
c.	Option to the former Chairman of the Board and Chief Executive Officer — see Note 16.b.3.

d.	See Note 7.d.4 regarding the Barak Merger and GlobCall Merger with Netvision.

e.	See Note 7.d.1. regarding the investment in Given.

f.	The Company holds certain investments together with DIC and Clal (Elron, Clal and DIC are part of the IDB group) as of December 31, 2008, the significant of which are as follows:

			% holding by
	Clal	DIC	Elron and RDC
Given	—	16.1%	32.35%
Netvision (see also Note 7.d.4.)	25.25%	32.3%	15.79%
Galil	—	12.8%	29.0%
g.	See Note 16.b.4. regarding options granted to the Chairman of the Board.

h.	See Note 13 regarding Loan granted by DIC.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 23:- ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized	Foreign
	gains and	currency
	losses on	translation
	Securities	adjustments	Total
Balance as of January 1, 2007 (net of tax effect of $326)	$1,276	$22	$1,298

Unrealized gains on available for sale securities (net of tax effect of $325)	1,658	—	1,658
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $87)	(1,255)	—	(1,255)
Foreign currency translation adjustments included in net income due to decrease in holdings in affiliated companies	—	(407)	(407)
Foreign currency translation adjustments	—	2,395	2,395
Balance as of December 31, 2007 (net of tax effect of $564)	$1,679	$2,010	$3,689

Unrealized gains on available for sale securities (net of tax effect of $531)	(1,663)	—	(1,663)
Reclassification adjustment for realized gain and other than temporary decline in value included in net income (net of tax effect of $33)	(146)	—	(146)
Foreign currency translation adjustments	—	(776)	(776)

Balance as of December 31, 2008 (net of tax effect of $0)	$(130)	$1,234	$1,104

NOTE 24:- BUSINESS SEGMENT
a.	The Company operates in one segment, namely the “Other Holdings and Corporate Operations”. This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and clean technology.

b.	Revenues according to location of customers are as follows:

	2008	2007	2006
Israel	$333	$346	$337
USA	2,975	1,768	9,061
Europe	1,062	185	625
Asia	1,669	2,072	2,840
Africa	198	—	—

	$6,237	$4,371	$12,863

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 24:- BUSINESS SEGMENT (Cont.)
c.	Revenues from major customers were as follows:

	2008	2007	2006
In the Other Holdings and Corporate Operations segment:
Oncura	—%	—%	52%
d.	The majority of the long-lived assets are located in Israel.
NOTE 25: A- FAIR VALUE MEASUREMENT AND IMPAIRMENT
On January 1, 2008, Elron adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No.157”). As clarified by FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” for financial assets and financial liabilities. SFAS No. 157 provides a definition of fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity, and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances.
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price.
The levels of the fair value hierarchy established by SFAS No. 157 are:
Level 1: inputs are quoted prices, unadjusted, in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2: inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. A level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: inputs are unobservable and reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.
a.	Assets and Liabilities measured at fair value on a recurring basis:

Financial assets / liabilities carried at fair value on a recurring basis as of December 31, 2008, were as follows:

	Level 1	Level 2	Level 3	Total
Long term investments	$808	—	—	$808
Convertible Debentures	$2,161	—	—	$2,161

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 25: A- FAIR VALUE MEASUREMENT AND IMPAIRMENT (Cont.)
b.	Assets Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurements Using
	Year ended	Level	Level	Level	Losses
	31.12.08	1	2	3	(see Note 20)
Investments in companies and long term receivables	$23,672	—	—	$23,672	$25,585
1. The global markets are currently experiencing a financial crisis and economic downturn which are adversely affecting the Company’s group companies. Some of Elron’s group companies are affected by the financial crisis and experiencing difficulties in raising additional financing, slowdown in revenue growth, slower than expected product development and delay in bringing product to the market. As a result, the Company recorded in 2008 impairment charges in the aggregate amount of approximately $25,600 mainly in Atlantium, Jordan Valley, Enure, Neurosonix, Pocared and Musestorm. Impairment charges in 2007 amounted to $9.2, which included mainly Impliant (See Note 3.e.). Impairment charges in 2006 amounted to $6.1 with respect to the investment in Oncura (See Note 7.d.5).
2. The unobservable inputs and the information used to develop the inputs underlying the valuation of the fair value of the company’s investments in other companies, classified as a Level 3, are the following: financial information (e.g. budgets, budget versus actual results, business plans, financial statements, future net income projections, future cash flows projections, etc.), research and development efforts status, terms and conditions of financing rounds involving new external investors, specific conditions affecting the industry or the geographic area of the invested company.
The valuation techniques used to measure the fair value are the following:
a.	Discounted Future Earnings Method- The discounted future earnings method can use cash flow (“DFE”) or earnings as a basis to forecast the income which the investee will generate. Thereafter, an aggregate present value is calculated for the future cash flows using a required rate of return (“The discount rate”). This methodology was used in valuing the Shares as of the balance sheet date because the investees were able to provide projections for their future cash flows. In addition, it was deemed not unreasonable that market participants or secondary venture capital investors would use this methodology to determine the value of the Shares.

b.	Company Security Transaction Method – according to the CSTM method the value of the Company was estimated based upon recent transactions in the Company’s securities. For these transactions to be relied upon to develop an estimate of fair value, they must be arms length transactions. Additional factors considered in this analysis include:
1.	The size, amount and type of stock sold;

2.	The timing of the transaction relative to the estimation date;

3.	Differences in the rights, preferences, marketability, and control of the transaction securities and the subject securities;

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data
NOTE 25: A- FAIR VALUE MEASUREMENT AND IMPAIRMENT (Cont.)
4.	The financial condition and capital structure of the evaluated investee;

5.	The volatility with the investee’s projections and the volatility of comparable firms.
c.	Allocation of fair value- After deriving the investee value, it is generally accepted that market participants would allocate the value of the investee to the different classes of equity. A method approved by the American Institute of Certified Public Accountants (“AICPA”) to allocate value amongst multiple classes of equity with varying characteristics is an option pricing model based on the Black Scholes formula or on the Binomial (lattice) model. This model is based upon the concept that the securities of a firm’s capital structure can be considered as call option on the value of the firm. Using option analyses and the value of a given security purchased by a sophisticated third-party investor or the value of the investee itself, sale, or liquidation (several years in the future) is calculated for each type of security. With these inputs, the model uses a Black-Scholes option model or a Binomial (lattice) model to estimate the value of the investee between the proceed ranges. The model considers many aspects of venture financing such as the capital structure of the investee, seniority of securities, future financing needs, the time to the liquidation event, and the investee specific volatility. Given the investee’s capital structure, including securities with different rights and attributes, the model was used to allocate the investee value among its various securities.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
ANNEX TO THE FINANCIAL STATEMENTS
U.S dollars in thousands
Details relating to major investments as of December 31, 2008:

		Carrying
		value of the	Market value of the publicly
		investment	traded
	% of	as of	investments as of
	ownership	December 31,	December 31,	March 10,
	interest(1)	2008(2)	2008	2009
Consolidated Companies:
Starling Advanced Communication Ltd. (TASE:STLG) (3) (4)	50%	(38)	6,854	7,316
SELA Ltd. (3)	46%	891
Medingo Ltd. (3)	50%	(2,052)
Sync RX (3)	39%	306
Xsights (formerly: Paper lynx) (3)	50%	(45)
Wavion, Inc.	66%	(1,914)
Impliant Inc.	46%	(2,349)
Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)	28%	103,390	67,730	60,047
NetVision Ltd. (TASE: NTSN)	16%	33,234	29,657	37,991
ChipX, Inc.	28%	298
Galil Medical Ltd. (3)	21%	(355)
3DV Systems Ltd. (3)	36%	(78)
Notal Vision, Inc.	22%	552
Aqwise Ltd.	34%	3,774
Radlive Ltd.	29%	1,565
Kyma Ltd. (5)	—	309
Affiliated for sale:
EVS (Nasdaq: EVSNF.OB)	10%	741	741	493
MWise Inc. (Nasdaq: MWIS.OB)	2%	67	67	69
Partnership:
InnoMed Ventures L.P.	14%	1,667
Cost:
Jordan Valley Ltd.	20%	4,635
Teledata Ltd.	21%	16,877
NuLens Ltd.	34%	8,546
BrainsGate Ltd.	25%	13,087
Enure Networks Ltd.	39%	500
Safend Ltd.	27%	5,010
Neurosonix Ltd.	16%	—
Atlantium Inc.	33%	6,745
BPT Ltd.	30%	3,209
Pocared Ltd.	23%	6,882
Plymedia Inc.	28%	2,559

(1)	On the basis of the outstanding share capital.

(2)	Includes loans and convertible notes.

(3)	Represents the carrying value and the ownership interest of the investment in Elron’s books and Elron’s share in the carrying value and ownership interest of the investment in RDC’s books.

(4)	Includes Convertible Debentures.

(5)	Investment by convertible loans